FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street, 2nd Floor
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
This Report on Form 6-K is being filed by Seanergy Maritime Holdings Corp. (the "Company") to report certain recent developments relating to the Company's financing agreements.
On March 7, 2017, the Company and one of its vessel-owning subsidiaries entered into a supplemental agreement to the secured term loan facility dated December 2, 2015.  Under the terms of the supplemental agreement the secured term loan will now be repayable in four installments: $2.0 million due April 28, 2017, $2.0 million due June 30, 2017, $3.0 million due September 29, 2017 and $32.4 million due May 2, 2018.  In addition, the supplemental agreement waives the application of the minimum required security cover requirement and all the financial covenant requirements under the secured term loan facility until May 2, 2018.
On March 7, 2017, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
This Report on Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-166697) filed with the SEC with an effective date of May 19, 2010, the Company's registration statement on Form F-3 (File No. 333-169813) filed with the SEC with an effective date of November 12, 2010 and the Company's registration statement on Form F-3 (File No. 333-205301) filed with the SEC with an effective date of August 14, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

Dated: March 7, 2017	By:	/s/ Stamatis Tsantanis
Stamatis Tsantanis
Chief Executive Officer

Exhibit 99.1
Seanergy announces agreement for early termination of credit facility resulting in a material gain

March 07, 2017 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP), announced today that it has entered into a definitive agreement with one of its senior lenders for the early termination of a credit facility, which is expected to result into a material gain and equity accretion for the Company. Upon completion of the transaction, the gain to the Company is estimated to be approximately $11.4 million, which represents a reduction of approximately 29% of the outstanding facility. In addition, this transaction is expected to result in an accretion of more than 30% to the total equity of the Company on an adjusted basis1.

Stamatis Tsantanis, CEO of Seanergy commented: "We are very pleased to announce another important transaction for the Company, which should result in significant accretion for our shareholders. Not only are we growing our fleet but we are streamlining our capital structure to be in a position to further capitalize on a strengthening dry bulk market. In the past six months Seanergy has successfully raised funds from the equity capital markets and used this capital for highly accretive and productive purposes to grow its platform and enhance shareholder value:

•
We acquired two high-quality Capesize vessels at what we believe to be the lowest value paid by any of our public peers for similar ships in the last 5 years and grew our fleet's cargo-carrying capacity by 30%.

•
We agreed to the foregoing material reduction of one of our credit facilities that should have a direct positive effect on our capital structure resulting in $11.4 million in equity gains for our shareholders.

Seanergy has become a notable player in dry bulk shipping by focusing predominantly on Capesize vessels. We strongly believe that the Capesize segment represents the best fundamentals of the dry bulk industry. We have been fully consistent in our business strategy and we shall continue to actively pursue transactions that are projected to further enhance shareholder value."

The applicable credit facility is secured by one of the Company's modern Sungdong Capesize vessels. Under the terms of the agreement, the Company may, until September 29, 2017, satisfy the full amount of the facility by making a prepayment of the outstanding facility amount reduced by approximately 29%. The Company plans to fund the prepayment with cash on hand and amounts drawn down under a new loan facility which the Company will seek to enter into2. Subject to entering into the new loan facility, the overall bank indebtedness of the Company should be reduced by approximately 10%. The relevant gain from the expected early termination is expected to be recorded upon closing of the transaction in the second or third quarter of 2017.
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1Pro-forma Capitalization:
(amounts in $ thousand)	Actual (unaudited)	As Adjusted (unaudited)	As Further Adjusted (unaudited)
Debt:
Secured long-term debt, net of deferred finance costs	177,208	215,008	192,631
Unsecured convertible promissory notes	822	822	822
Total Debt	178,030	215,830	193,453
Shareholders' equity:
Common stock & Additional paid-in capital	350,722	369,091	369,091
Accumulated deficit	(331,569)	(331,569)	(320,157)
Total equity	19,153	37,522	48,934
Total capitalization	197,183	253,352	242,387

The above table sets forth our capitalization as of September 30, 2016:
•	on an actual basis.
•	on an as adjusted basis, to give effect to:
1.	$18.1 million of net proceeds from public equity offerings.
2.	$37.9 million of borrowings under secured loan facilities to partially fund the acquisition of the Lordship and the Knightship and for working capital.
3.	$0.4 million of non-cash stock-based compensation amortization and loan repayment.
•	on an as further adjusted basis to give effect to:
1.	$39.4 million early termination of a loan facility, as discussed in this release.
2.	$11.4 million gain from the early termination of the loan facility discussed in this release.
3.	$17 million new uncommitted loan facility[2].
2 Assuming approximately 60% of the prepayment is funded by the new loan facility. There can be no assurance that the Company will successfully enter into such new loan facility on favorable terms or at all, or that the transaction described above will close and result in the projected financial effects.
Updated Fleet List:
Vessel Name	Vessel Class	Capacity (dwt)	Year Built	Yard
Championship	Capesize	179,238	2011	Sungdong SB
Knightship	Capesize	178,978	2010	Hyundai
Lordship	Capesize	178,838	2010	Hyundai
Gloriuship	Capesize	171,314	2004	Hyundai
Leadership	Capesize	171,199	2001	Koyo - Imabari
Geniuship	Capesize	170,057	2010	Sungdong SB
Premiership	Capesize	170,024	2010	Sungdong SB
Squireship	Capesize	170,018	2010	Sungdong SB
Guardianship	Supramax	56,884	2011	CSC Jinling Shipyard
Gladiatorship	Supramax	56,819	2010	CSC Jinling Shipyard
		Total DWT: 1,503,369	Average Age: 8.1 years

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About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is an international shipping company that provides marine dry bulk transportation services through the ownership and operation of dry bulk vessels. The Company currently owns a modern fleet of ten dry bulk carriers, consisting of eight Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,503,369 DWT and an average fleet age of about 8.1 years.
The Company is incorporated in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares and class A warrants trade on the Nasdaq Capital Market under the symbols "SHIP" and "SHIPW", respectively.

Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may," "should," "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's ability to continue as a going concern; the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

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